UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

Further to the relevant facts dated March 16, 2011 and March 29, 2011, Banco
Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the securities market legislation, hereby communicates that the trading period for the free allotment rights of the free-of-charge capital increase adopted under Agenda item five section 5.1 by the Annual General Meeting of Banco Bilbao Vizcaya Argentaria,
S.A. shareholders held on March 11, 2011 and corresponding to the “Dividendo
Opción” program, has ended today, April 15, 2011.

During the period set for that purpose, the holders of 20.26% of the free allotment rights have accepted BBVA’s undertaking to acquire such free allotment rights. Consequently, BBVA has acquired 909,945,425 rights for a total consideration of 135,581,868.33 Euros. BBVA has waived the free allotment rights so acquired.

The holders of the remaining 79.74% of the free allotment rights have chosen to receive new BBVA ordinary shares. Thus, the definitive number of BBVA ordinary shares of 0.49 Euros of par value issued in the free-of-charge capital increase will be 60,694,285, and the amount of the capital increase will be 29,740,199.65
Euros.

It is envisaged that the authorization for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on April 26, 2011, so that ordinary trading of such shares in Spain will commence on April 27, 2011.
Admission to listing of the new shares (including American Depositary Shares underlying new shares) in the other Stock Exchanges where BBVA is listed shall also be requested.

Madrid, 15th April 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 04/15/2011	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative